SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 27 January 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 27 January 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

January 27, 2012

Ivanhoe Mines expects to maintain a majority

of independent directors on the Ivanhoe board

VANCOUVER, CANADA – Ivanhoe Mines Deputy Chairman Peter Meredith said today he expected the company’s 14-member Board of Directors will continue to maintain a majority of independent directors, in accordance with the December 8, 2010, Heads of Agreement signed by Ivanhoe Mines and Rio Tinto.

Mr. Meredith was responding to shareholders’ questions received following a Rio Tinto filing with the US Securities and Exchange Commission yesterday in which Rio Tinto said it anticipated it would gain more than a majority of the seats on the Ivanhoe Mines board by seeking the replacement of a majority of the present roster of directors who were not appointed by Rio Tinto. Rio Tinto currently has seven nominees on the Ivanhoe Mines board, including four independents.

As part of the 2010 Heads of Agreement, Rio Tinto agreed that at least eight of the 14 directors on the Ivanhoe Mines board would be independent, based on criteria established under Canadian and US securities laws, until the earlier of either January 18, 2014, or the date that Ivanhoe ceases to be a Canadian public company.

The Heads of Agreement also provides that the independent directors remain entitled to appoint one of the independent directors to serve as chairman of the board.

Mr. Meredith noted that the commitment to maintain an independent majority on the board applied irrespective of the number of directors Rio Tinto is entitled to appoint and is consistent with good corporate governance practices in the US and Canada.

“The four incumbent independent directors nominated to the Ivanhoe Mines board by Rio Tinto have done an outstanding job representing the interests of all shareholders of Ivanhoe Mines,” Mr. Meredith said.

“We look forward to maintaining a highly capable and motivated board to ensure that the company is managed in the best interest of all shareholders, even as new independent directors may be added.”

Rio Tinto’s SEC filing yesterday stated that while Rio Tinto had no current plan for changes, Rio Tinto also expected to seek the replacement of some of Ivanhoe’s management. Mr. Meredith said the Board of Directors, acting in the best interests of Ivanhoe, is responsible for appointing the company’s senior management.

“While the board obviously would take into account the views of its major shareholders, the composition of the Ivanhoe Mines management team is a board responsibility,” he added. “The board and management of Ivanhoe Mines have been, and remain, focussed on making all necessary arrangements, including arranging project financing, for the completion of construction and start-up of production later this year at the Oyu Tolgoi copper-gold-silver project in Mongolia and, in the process, building meaningful value for all shareholders.”

Rio Tinto announced on January 24 that it had increased its ownership stake in Ivanhoe Mines to 51%, from 49%.

Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Website: www.ivanhoemines.com

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